26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

May 2, 2024

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Brian Fetterolf

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)

Response to the Staff's Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 22, 2023

Dear Mr. Kuhn, Mr. Parker, Mr. Fetterolf, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 22, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s Class A ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No.6 to Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amendment No.6 to Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Amendment No.6 to Draft Registration Statement.

PARTNERS: Pierre-Luc Arsenault[3] | Joseph R. Casey[9] | Manas Chandrashekar[5] | Lai Yi Chau | Michelle Cheh[6] | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway[5] | Justin M. Dolling[5] | David Patrick Eich[1,4,5] | Yuan Yue Jennifer Feng[5] | Liu Gan[2] | Paul Guan[3] | James A. Hill[5] | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim[5] | Mengyu Lu3 | Neil E.M. McDonald | Amy Y.M. Ngan[7] | Paul S. Quinn | Fergus A. Saurin[5] | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong[11] | Peng Yu3 | Jacqueline B.N. Zheng[3,5] | Liang Zhu[3]

REGISTERED FOREIGN LAWYERS: John Curran[5] | Ming Kong[3] | Cori A. Lable[2] | Min Lu3 | Brandon M. Ovington[5] | Joshua J. Payne[5] | Bo Peng[8] | Shinong Wang[3] | Anthony Wijaya[10] | Jodi K. Wu9 | Yiting Wu12 | Xiang Zhou[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Wisconsin (U.S.A.); [5] England and Wales; [6] Victoria (Australia); [7] New South Wales (Australia); [8] State of Georgia (U.S.A.); [9] State of California (U.S.A.); [10] Singapore; [11] New Zealand; [12] State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 2, 2024

Comments in Letter Dated January 17, 2024

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 22, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities, page 96

1.	Please revise your disclosure for the six months ended June 30, 2023 to provide a discussion of the key drivers and factors responsible for changes in your operating cash flows. Refer to Item 5.B of Form 20-F.

The Company has included its consolidated statements of cash flows for the year ended December 31, 2023 in the Amendment No.6 to Draft Registration Statement. In response to the Staff's comment, the Company has also added the requested disclosure on page 94 of the Amendment No.6 to Draft Registration Statement.

Exhibit Index, page II-4

2.	We note your revised disclosure in the section entitled “Contractual Arrangements with The VIE and Its Shareholders” on page 10, which indicates that you entered into additional contractual arrangements with certain parties relating to the VIE on October 24, 2023. However, the exhibit index indicates that you only contemplate filing the relevant agreements from August 10, 2021. Please update the exhibit index to include the more recent agreements relating to the VIE.

In response to the Staff’s comment, the Company has updated the exhibit index on page II-4 of the Amendment No.6 to Draft Registration Statement.

General

3.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

In response to the Staff's comments, the Company has included (i) its consolidated financial statements as of and for the year ended December 31, 2023, and (ii) other information and data to reflect recent developments.

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Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 2, 2024

If you have any questions regarding the Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer

Li Xu, Financial Manager

Ming Kong, Esq., Partner, Kirkland & Ellis International LLP

Dinglei Xiao, Partner, Marcum Asia CPAs LLP

Fang Liu, Esq., Partner, VCL Law LLP